Exhibit 99.1

ESGL Holdings Limited Reports First Half 2023 Results

1H revenues increase by 14.1% to $3.4 million on higher treatment volumes

1H +6.3% gross margin expansion from 58.4% to 64.7%

Company updates guidance for 2023, expects to show positive Non-GAAP Adjusted EBITDA for the year

SINGAPORE – October 4, 2023 - Environmental Solutions Group Holdings Limited (NASDAQ: ESGL) (“ESGL” or the “Company”), a sustainable waste solutions provider whose mission is to recycle industrial waste into circular products using innovative technologies and renewable energy, today reported its financial and operating results for the first half of 2023.

Financial Results Summary

In the first half of 2023, revenue totaled $3.4 million, an increase of 14.1% compared to $3.0 million in the first half of 2022. While growth reached double digits, the Company was impacted by macroeconomic factors and seasonal fluctuations in the sale of circular products.

Revenue in the half was driven by waste management, which increased by $1.2 million, or 124.3% year-over-year, for the period ended June 30, 2023, and partially offset by sales of circular products, which decreased by $0.7 million, or 35.9% year-over-year, for the period ended June 30, 2023. The higher waste management revenue was primarily attributable to the increase in the collection and treatment of liquid industrial wastes, such as used acids, but also benefited from growth in solid hazardous waste management and pyrolysis oil produced from waste plastics.

Gross Margin was 64.7% as of June 30, 2023, a significant improvement compared to 58.4% in the same six-month period of 2022, largely due to optimized logistics. The Company expects proactive enhancements will continue to positively impact margins, but some degree of volatility will be inevitable until operations achieve greater scale.

Net Loss was approximately $0.6 million for the first half of 2023 compared to approximately $0.7 million in the first half of 2022.

Non-GAAP Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) was approximately $0.8 million in the first half of 2023 compared to approximately $0.6 million for the first half of 2022. The 32% year-on-year increase demonstrated improved profitability and operating performance.

Non-GAAP EBITDA adjusted for non-recurring items for the first half of 2023 remains $1.0 million, relatively unchanged from the same period last year at $1.0 million. The flat adjusted EBITDA was mainly due to more non-recurring expenses incurred for the listing during the first half of 2022 as compared to the first half of 2023.

Management Commentary

“2023 is an inflection point for ESGL as we seek to contribute to the advancement of a circular, sustainable model that reduces our customers’ carbon footprints,” said Quek Leng Chuang, Founder, CEO, and Chairman of the Board of ESGL. “During the first six months, we were successful in expanding our capacity, improving our margin structure, and generating positive adjusted EBITDA.

“While we’ve faced near-term headwinds from the semiconductor industry, we continue to proactively adjust our mix and remain cautiously optimistic about improvement in the cycle. Following the close of the second quarter, we completed our listing on NASDAQ, which has the potential to increase our visibility at a time when industrial waste, carbon reduction, and environmental sustainability are gaining attention from government and society across the region. We are gearing up for new product announcements in the coming quarters and look forward to the outcome of ongoing positive initiatives that could extend our presence to other parts of Southeast Asia.”

First Half 2023 Operational and Subsequent Highlights

●	G2 Thermal System Capacity: The Company has successfully doubled its G2 Thermal System Capacity, resulting in an upside potential of 12,000 Tons per Annum or an estimated incremental revenue opportunity of $1.5 million over the next 3 quarters.

●	M4 Liquid Waste Synthesis Capacity: The Company optimized M4 Liquid Waste Synthesis Capacity by 50%, which is expected to yield an upside potential of 10,000 tons per annum, or an estimated incremental revenue opportunity of $3 million over the next 3 quarters.

●	Plastics to Sustainable Chemical Feedstock Capacity: The Company has deferred its capacity upgrade investment to 2024 following a Shell Strategic Review, with the aim of tripling the capacity to 1,500 KTA (kilo tons per annum).

●	Joint Development with Nanomatics: ESGL and Nanomatics continue to develop technologies in accordance with the previously announced joint development agreement to convert plastic waste into sustainable chemical feedstock, carbon nanotubes, and green hydrogen. The companies intend to commission the project in Q4 2023.

●	Closed Business Combination Agreement with Genesis Unicorn Capital Corp.: On August 3, 2023, the Company announced it had successfully closed its business combination with Genesis Unicorn Capital Corp. and commenced trading on the Nasdaq Global Market the following day, August 4, 2023.

Balance Sheet and Liquidity

As of June 30, 2023, ESGL had $1.2 million in total cash and equivalents compared to $0.3 million at the end of the first half of 2022.

These results and operational highlights indicate positive performance, strategic developments, and a focus on sustainability for ESGL. The Company’s commitment to capacity expansion and optimization, as well as its efforts in converting plastic waste into sustainable resources, align with both financial and environmental goals.

2023 Guidance

ESGL is updating its 2023 financial outlook based on improved project visibility and financial results to date:

●	Total revenue for the full year 2023 is now expected to be in the range of $6.5 million to $8.5 million, down from the previously announced $10.95 million.

●	2023 non-GAAP adjusted EBITDA is forecasted to be between $1.3 million and $1.6 million compared to the previously anticipated $2.9 million.

The shift in outlook reflects both geopolitical tensions and lower-than-anticipated proceeds from the public listing, which delayed the planned expansion of pyrolysis capacity and the liquid synthesis system.

Use of Non-GAAP Financial Measures of ESGL

ESGL has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP adjusted EBITDA. ESGL uses these non-GAAP financial measures internally in analyzing its financial results and for financial and operational decision-making purposes. ESGL believes that such non-GAAP financial measures provide useful information to investors and others about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the consolidated financial statements of ESGL prepared in accordance with GAAP. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of ESGL. A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table, captioned “Reconciliation of GAAP to Non-GAAP Measures”, included at the end of this press release, and investors are encouraged to review the reconciliation.

The definition of ESGL’s non-GAAP financial measure included in this press release is presented below.

Non-GAAP Adjusted EBITDA

Non-GAAP adjusted EBITDA is a supplemental performance measure defined by ESGL as net income (loss), computed in accordance with GAAP, adjusted for interest expenses, tax benefits (expenses), depreciation and amortization expenses, and for the exclusion of non-recurring expenses related to its business combination transaction. This metric is an important indicator of the Company’s operating performance.

About ESGL Holdings Limited

ESGL Holdings Limited (“ESGL”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. At the forefront of driving sustainable waste management solutions, ESGL is dedicated to revolutionizing waste transformation with an emphasis on innovative technology and a commitment to preserving the environment. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding anticipated future financial and operating performance and results, including estimates for growth, gross margins, adjusted EBITDA, potential regional expansion, development of new products, partnerships, customer relationships, demand for waste processing, and sales of circular products. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the SEC by ESGL and other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Environmental Solutions Group Holdings Limited

Consolidated statement of financial position (unaudited) as of June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,157,621	252,399
Trade and other receivables	1,521,564	815,128
Inventories	67,899	221,151
	2,747,084	1,288,678

Non-current assets
Property, plant and equipment, net	21,855,181	22,493,283
Intangible assets, net	2,053,309	1,845,912
	23,908,490	24,339,195

Total assets	26,655,574	25,627,873

LIABILITIES
Current liabilities
Trade and other payables	4,576,313	4,285,345
Lease liabilities	184,853	185,764
Borrowings	6,182,219	5,427,538
	10,943,385	9,898,647

Non-current liabilities
Lease liabilities	2,022,994	2,071,571
Borrowings (non-current)	239,307	371,103
Deferred tax liabilities	202,000	163,000
	2,464,301	2,605,674

Total liabilities	13,407,686	12,504,321

Net assets	13,247,888	13,123,552

EQUITY
Share Capital	10,003	10,000
Accumulated losses	(5,635,844)	(5,006,590)
Other reserves	3,422,799	3,422,799
Share premium reserve	753,587	-
Exchange Reserves	(460,481)	(460,481)
Revaluation Surplus	15,157,824	15,157,824
Total equity	13,247,888	13,123,552

Environmental Solutions Group Holdings Limited

Consolidated statement of profit or loss (unaudited) for the six-month periods ended June 30, 2023 and 2022

	June 30, 2023	June 30, 2022
	US$	US$

Revenue	3,394,313	2,973,790

Other income	189,335	398,561

Cost of inventory	(407,291)	(808,747)

Logistics costs	(792,079)	(429,691)

Depreciation of property, plant and equipment	(758,519)	(840,916)
Amortization of intangible assets	(426,515)	(325,011)

Employee benefits expense	(639,060)	(498,316)

Finance expense	(158,912)	(103,447)

Other operating expenses	(991,526)	(1,053,437)

Loss before income tax	(590,254)	(687,214)

Income tax credit/(expense)	(39,000)	(34,000)

Net loss and comprehensive loss	(629,254)	(721,214)

Environmental Solutions Group Holdings Limited

Consolidated statement of cash flows (unaudited) for the six-month periods ended June 30, 2023 and 2022

	June 30, 2023	June 30, 2022
	US$	US$
Cash flows from operating activities
Loss before income tax	(590,254)	(687,214)

Adjustments for:
- Depreciation of property, plant and equipment	758,519	840,916
- Amortisation of intangible assets	426,515	325,011
- Interest income	(12,002)	(2)
- Interest expense	158,912	103,447
- Loss on disposal of property, plant and equipment	1,795	-
- Foreign exchange adjustment	312,051	180,676
	1,055,536	762,834
Changes in working capital:
- Trade and other receivables	(687,016)	(362,139)
- Inventories	153,252	187,204
- Trade and other payables	167,205	179,149
Net cash generated from operating activities	688,977	767,048

Cash flows from investing activities
Purchase of property, plant and equipment	(115,334)	(34,724)
Proceeds from disposal of property, plant and equipment	1,352	-
Additions to intangible assets	(633,912)	(416,299)
Interest received	12,002	2
Net cash used in investing activities	(735,892)	(451,021)

Cash flows from financing activities
Proceeds from bank borrowings	2,246,518	-
Repayment of bank borrowings	(1,831,341)	(1,042,640)
Shares issuance	753,590	1,600,000
Repayments of lease liabilities	(57,718)	(114,230)
Interest paid	(158,912)	(103,447)
Net cash provided by financing activities	952,137	339,683

Net increase in cash and cash equivalents	905,222	655,710

Cash and cash equivalents
Beginning of the financial period	252,399	137,014
End of the financial period	1,157,621	792,724

Environmental Solutions Group Holdings Limited

GAAP and Non-GAAP EBITDA Reconciliation for the six-month periods ended June 30, 2023 and 2022

	June 30, 2023	June 30, 2022
EBITDA reconciliation :	US$	US$
Loss before income tax	(590,254)	(687,214)

Add : Depreciation & amortisation	1,185,034	1,165,927
Add : Interest expense	158,912	103,447
EBITDA	753,692	582,160

Add : Non-recurring expenses	262,737	445,706
Adjusted EBITDA	1,016,429	1,027,866

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652-7185

crocker.coulson@aummedia.org

ESGL Contact:

Lawrence Law

Chief Sustainability and Growth Officer

ESGL Holdings Limited

(65) 6653 2299

lawrence.law@env-solutions.com